

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2017

Shawn K. Singh
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

> **Re: VistaGen Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 18, 2017**
> **File No. 333-221009**

Dear Mr. Singh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please disclose the method you will use to determine the price of the common stock. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

General

2. Please revise your prospectus prior to effectiveness to disclose the number of shares to be offered. For guidance, please refer to Rule 430A and Compliance and Disclosure Interpretation, Securities Act Rules, Question 227.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jessica R. Sudweeks, Esq.